CPEX
PHARMACEUTICALS, INC.

August 20, 2009

Richard S. Rofé
Managing Director
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, New York 11021

Dear Mr. Rofé:

Thank you for your letter of August 14, 2009, which I received by your email of August 17. In light of Arcadia's stock holdings in CPEX and the considerable time your team has spent studying the company's products and their applicable end markets, I am forwarding your letter to the directors of CPEX for their review and consideration of your proposals, which I expect will be on the agenda for our next Board meeting. After our directors have concluded their consideration of your proposals, we will respond further to you.

Sincerely,

John A. Sedor

President and CEO

CPEX Pharmaceuticals, Inc.
2 Holland Way Exeter, NH 03833-2937
t 603.658.6100 f 603.658.6101 www.cpexpharm.com